N E W S R E L E A S E

November 21, 2011

Nevsun Increases Semi-Annual Dividend

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to announce an increased semi-annual cash dividend to US$0.05 per common share (US$0.10 per common share annually).  The dividend is payable on January 15, 2012 to shareholders of record as of the close of business on December 31, 2011. This is the Company’s second dividend after declaring its first dividend in May 2011. This revised dividend represents approximately 5% of cash from operating activities for the past two quarters for 2011.

"We are focused on generating cash flow from operations and expanding reserves at Bisha, while reviewing growth opportunities for Nevsun.  With $227 million cash at quarter end and significant ongoing cash flow, Nevsun is well positioned to fund growth and provide a dividend return to our shareholders.” said Cliff Davis, CEO.  He went on to comment, “Today’s increased dividend further differentiates Nevsun from its peer group and demonstrates our confidence in future cash flow.”

This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Forward Looking Statements: The above contains forward-looking statements regarding future dividend payments, resource/reserve potential at Bisha and ongoing cash flow.  Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, other than required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com